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EXHIBIT 23.1

                          Independent Auditors' Consent

The Board of Directors
Patriot Bank Corp.

We consent to the incorporation by reference in the registration statements (No. 333-97307, No. 333-13981 and No. 33 62123) on Form S-8 of Patriot Bank Corp. of our report dated January 20, 2003, with respect to the consolidated balan sheets of Patriot Bank Corp. as of December 31, 2002 and 2001, and the related consolidated statements of incon shareholders' equity, cash flows, and comprehensive income for each of the years in the three-year period end December 31, 2002, which report appears in the December 31, 2002, annual report on Form 10-K of Patriot Bank Co Our report refers to the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivati Instruments and Hedging Activities and Statement of Financial Accounting Standards No. 142, Goodwill and Oth Intangible Assets.

KPMG LLP
Philadelphia, Pennsylvania
March 12, 2003

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